SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 1) *

CHINA GREEN AGRICULTURE, INC.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 16943W 105
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

CUSIP No. 16943W 105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yinshing David To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,987,498
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 830,690
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.44 % of the total outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

This Amendment No.1 to Schedule 13D (“Amendment No.1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2008 (the “Original Schedule 13D”), and is being filed on behalf of an individual, Mr. Yinshing David To (the “Reporting Person”) with respect to his holdings of Common Stock of China Green Agriculture, Inc., a Nevada company (formerly known as “Discovery Technologies, Inc.”, the “Company” or the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D. Except as otherwise expressly provided herein, all Items of the Original Schedule 13D remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

Reference is made to the Call Option Agreement entered into between the Reporting Person and Mr. Tao Li, described under Item 6 of the Schedule 13D, where Mr. Li has the opportunity to acquire up to 6,535,676 shares of the Issuer’s Common Stock (the “Earn In Shares”), from the Reporting Person, upon the occurrence of certain conditions, which is further described under Item 1.01 of the Issuer’s Report on Form 8-K, dated January 2, 2008 (the “Call Option Agreement”).

On December 24, 2007, 3,156,808 shares of Common Stock issued under the name of the Reporting Person were placed in an escrow account pursuant to the Make Good Escrow Agreement by and among the Company, the Reporting Person, the Investors and the escrow agent named therein (the “Make Good Escrow Agreement”). In the event that the Company does not achieve the 2009 Targets defined in the Make Good Escrow Agreement, the 3,156,808 shares of Common Stock will be conveyed to the Investors for no additional consideration. In the event that the Company meets the 2009 Targets, the 3,156,808 shares will be transferred to Mr. Li. Pursuant to the Make Good Escrow Agreement, the Reporting Person agreed to forsake his dispositive power yet to still retain his voting power over such 3,156,808 shares.

Meanwhile, the Reporting Person received 549,409 shares of Common Stock from the Company. Therefore, as of December 24, 2007, the Reporting Person beneficially owned a total of 10,241,893 shares of the Company’s Common Stock.

On January 16, 2008, Mr. Li entered into an employment agreement with Techteam to serve as the Chief Executive Officer and the Chairman of Board Directors of Techteam, for a period of five years (the “Employment Agreement”). Under the terms of the Call Option Agreement, upon entry of the Employment Agreement, 3,267,838 shares of the Common Stock shall be transferred from the Reporting Person to Mr. Li (the “First Transfer”). Such Transfer was effectuated on February 29, 2008 by the Reporting Person.

Therefore, immediately after the First Transfer, the aggregate amount of the Common Stock beneficially owned by the Reporting Person was  6,974,055 shares.

On September 2, 2008, the Reporting Person transferred to Mr. Li an aggregate of 2,178,558 shares of Common Stock (the “Second Transfer”). Such Second Transfer represented two separate transfers of 1,089,279, respectively, as a result of the fulfillment of certain conditions (referred to in the Call Option Agreement as Conditions 2 and 3) of the Call Option Agreement. Pursuant to Condition 2 of the Call Option Agreement, Mr. Li received from the Reporting Person 1,089,279 shares of Common Stock when the U.S. Securities and Exchange Commission declared the registration statement filed by the Company under the Securities Act of 1933 effective as of August 6, 2008. In accordance with Condition 3 of the Call Option Agreement, Mr. Li received from the Reporting Person another 1,089,279 shares of Common Stock because TechTeam achieved not less than $7,000,000 in pre tax profits, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the fiscal year ended June 30, 2008.

Immediately after the Second Transfer, the Reporting Person therefore beneficially owned a total of 4,795,497 shares of Common Stock.

On December 9, 2008, the Reporting Person received 281,281 shares of Common Stock from another shareholder of the Company. Such transaction was in reliance upon Regulation S under the Securities Act of 1933. The Reporting Person hence owned a total of 5,076,778 shares of Common Stock as of December 9, 2008.

Upon the satisfaction of Condition 4 set forth in the Call Option Agreement, which was that Techteam achieved not less than $4,000,000 in pre tax profits, as determined under GAAP for the six months ended December 31, 2008, the Reporting Person transferred 1,089,280 shares of Common Stock to Mr. Li on February 24, 2009.

The Reporting Person therefore beneficially owns an aggregate of 3,987,498 shares as of the date of this Report.

Item 5.  Interest in Securities of the Issuer.

Item 5 is herby amended and restated in its entirety to read as follows:

(a)  As of the date hereof, the Reporting Person beneficially owns 3,987,498 shares of the Issuer’s Common Stock which represents approximately 21.44% of the Issuer’s outstanding common stock.

(b)  The Reporting Person beneficially owns the 3,987,498 shares of Common Stock, and he also has the sole power to vote or to direct the vote with respect to such 3,987,498 shares of Common Stock. The Reporting Person, however, only has dispositive power over 830,690shares of Common Stock.

(c)  No transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,987,498 shares of Common Stock reported in Item 5(a).

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
              Respect to Securities of the Issuer.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D Amendment No.1 is true, complete and correct.

Date:   March 5, 2009

By:	/s/ Yinshing David To
Name: Yinshing David To